

Mail Stop 7010   June 30, 2008

Steven M. Sterin
Chief Financial Officer
Celanese Corporation
1601 West LBJ Freeway
Dallas, Texas 75234-6034

> **Re: Celanese Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-32410**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 25, 2008**
> **File No. 001-32410**

Dear Mr. Sterin:

We have reviewed the above referenced filings and have the following comments. Please note that we have conducted a legal review only. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Business, page 3

1. In future filings, when discussing competition in each business segment, please discuss the principal methods of competition. See Item 101(c)(1)(x) of Regulation S-K.

Legal Proceedings, page 29

2. We note your cross-reference to Note 24 of your Financial Statements for a discussion of your legal proceedings. In future filings, please provide all information required by Item 103 of Regulation S-K, including the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto, and the relief sought. Also include similar information as to any environmental proceedings as set forth in Instruction 5 to Item 103.

Exhibits 31.1 and 31.2 – Section 302 Certifications

3. We note that throughout these certifications, you frequently substitute "annual report" for "report." In future filings, please use the precise language contained in Item 601 of Regulation S-K.

Definitive Proxy Statement

Certain Relationships and Related Person Transactions, page 13

4. In future filings, please disclose whether your related party transactions policies and procedures are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

Compensation of Executive Officers, page 23

5. In future filings, please identify the performance targets you refer to in your discussion of the 2004 Deferred Compensation Plan if they are different than the performance targets discussed in the Annual Performance Bonus Award section.

6. Refer to the last paragraph of Section II.B.1 in Release No. 33-8732A, which states that a principal executive officer's compensation should be discussed separately where the policy or decisions for that executive officer are materially different. In future filings, please revise your CD&A to discuss in more detail your principal executive officer's compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

Summary Compensation Table, page 38

7. We note your disclosure of Stock Awards and Option Awards in the Summary Compensation Table. In future filings, please include a footnote disclosing all assumptions made in the valuation by reference to a discussion of these assumptions in your financial statements, footnotes to the financial statements, or MD&A. See Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Steven M. Sterin
Celanese Corporation
June 30, 2008
Page 3

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jessica Kane at (202) 551-3235 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

Pamela Long
Assistant Director